SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                          ----------------------------

                                  SCHEDULE 13G



             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  BRIAZZ, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                         Common Stock, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    10782M104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

         Rule 13d-1(b)
         Rule 13d-1(c)
    |_|  Rule 13d-1(d)

CUSIP No.  10782M104                  13G                      Page 2 of 6 Pages

------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                               Victor D. Alhadeff
------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                           (a) |_|

                                                                                          (b) |_|

------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY

------------------------------------------------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION
              United States
------------------------------------------------------------------------------------------------------------
                      5     SOLE VOTING POWER
    NUMBER OF               768,965
                   -----------------------------------------------------------------------------------------

     SHARES           6     SHARED VOTING POWER
  BENEFICIALLY              -0-
                   -----------------------------------------------------------------------------------------

    OWNED BY          7     SOLE DISPOSITIVE POWER
      EACH                  768,965
                   -----------------------------------------------------------------------------------------

    REPORTING         8     SHARED DISPOSITIVE POWER
   PERSON WITH              -0-
------------------------------------------------------------------------------------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              768,965
------------------------------------------------------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
              |_|

------------------------------------------------------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              13.10%
------------------------------------------------------------------------------------------------------------

     12       TYPE OF REPORTING PERSON*
              IN
------------------------------------------------------------------------------------------------------------

CUSIP No.  10782M104                 13G                       Page 3 of 6 Pages

------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              Alhadeff Limited Partnership II
------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                            (a) |_|

                                                                                           (b) |_|

------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

------------------------------------------------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION
              A Washington limited partnership
------------------------------------------------------------------------------------------------------------
                      5     SOLE VOTING POWER
    NUMBER OF               473,807
                   -----------------------------------------------------------------------------------------

     SHARES           6     SHARED VOTING POWER
  BENEFICIALLY              -0-
                   -----------------------------------------------------------------------------------------

    OWNED BY          7     SOLE DISPOSITIVE POWER
      EACH                  473,807
                   -----------------------------------------------------------------------------------------

    REPORTING         8     SHARED DISPOSITIVE POWER
   PERSON WITH              -0-
------------------------------------------------------------------------------------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              473,807
------------------------------------------------------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
              |_|

------------------------------------------------------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              8.13%
------------------------------------------------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*
              OO
------------------------------------------------------------------------------------------------------------

CUSIP No.  10782M104                 13G                       Page 4 of 6 Pages

Item 1  (a).  Name of Issuer:

BRIAZZ, INC.

Item 1  (b).  Address of Issuer's Principal Executive Offices:

3901 7th Ave South, Suite 200
Seattle, WA 98108

Item 2  (a).  Name of Person Filing:

a.  Victor D. Alhadeff
b.  Alhadeff Limited Partnership II

Item 2  (b).  Address of Principal Business Office or, if None, Residence:

a.  3901 7th Ave South, Suite 200
Seattle, WA 98108

b.  3901 7th Ave South, Suite 200
Seattle, WA 98108

Item 2  (c).  Citizenship:

a.  United States

b.  A Washington limited partnership.

Item 2  (d).  Title of Class of Securities:

Common Stock, without par value

Item 2  (e).  CUSIP Number:

10782M104

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

N/A

Item 4.       Ownership.

              Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

              (a) Amount beneficially owned:

                      a. 768,965, of which 473,807 are held by Alhadeff Limited Partnership II and 43,139 are issuable pursuant to options that may be exercised within 60 days after December 31, 2001.

                                   b. 473,807

              (b) Percent of class:

CUSIP No.  10782M104                 13G                       Page 5 of 6 Pages



                                    a. 13.10%

                                    b. 8.13%

              (c) Number of shares as to which such person has:

                     (i)   Sole power to vote or to direct the vote

                                    a.  768,965

                                    b.  473,807

                    (ii)  Shared power to vote or to direct the vote

                                    a.  -0-

                                    b.  -0-

                   (iii)  Sole power to dispose or to direct the disposition of

                                    a.  768,965

                                    b.  473,807

                    (iv) Shared power to dispose or to direct the disposition of

                                    a.  -0-

                                    b.  -0-


Item 5.       Ownership of Five Percent or Less of a Class.

              If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

                           N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           N/A

Item 8.       Identification and Classification of Members of the Group.

                           N/A


Item 9.       Notice of Dissolution of Group.

                           N/A

CUSIP No.  10782M104                13G                        Page 6 of 6 Pages



Item 10.      Certification.

                           N/A


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  February 15, 2002


                                  By: /s/ Victor D. Alhadeff
                                     -------------------------
                                     Victor D. Alhadeff


                                  February 15, 2002

                                  Alhadeff Limited Partnership II


                                  By:  /s/ Victor D. Alhadeff
                                     -------------------------
                                  Name:  Victor D. Alhadeff
                                   Its: Chief Executive Officer

                                    Exhibit A

                            Agreement of Joint Filing

                                  BRIAZZ, Inc.

                         Common Stock, without par value


     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13G, and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 15, 2002.

                                              /s/ Victor D. Alhadeff
                                              --------------------------
                                                  Victor D. Alhadeff


                                              Alhadeff Limited Partnership II


                                              By: Victor D. Alhadeff
                                               Its: Chief Executive Officer